UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                              VIEWPOINT CORPORATION
                              ---------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
               --------------------------------------------------
                         (Title of Class of Securities)


                                    92672P108
                              --------------------
                                 (CUSIP Number)


                                October 18, 2007
                          ----------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13G

CUSIP No.: 92672P108                                           Page 2 of 9 Pages

.................................................................................
1.      Names of Reporting Persons.

        CHESAPEAKE PARTNERS MANAGEMENT CO., INC.

        I.R.S. Identification Nos. of above persons (entities only):
.................................................................................
2.      Check the Appropriate Box if a Member of a Group

        (a) [ ]

        (b) [ ]
.................................................................................
3.      SEC Use Only
.................................................................................
4.      Citizenship or Place of Organization            Maryland
.................................................................................

Number of             5.        Sole Voting Power           0
Shares               ...........................................................
Beneficially          6.        Shared Voting Power         7,934,536 /1/
Owned by Each        ...........................................................
Reporting             7.        Sole Dispositive Power      0
Person With          ...........................................................
                      8.        Shared Dispositive Power    7,934,536 /1/
.................................................................................
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        7,934,536 /1/
.................................................................................
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]
.................................................................................
11.     Percent of Class Represented by Amount in Row (9)

        8.1% based on 98,327,869 Shares outstanding as of October 19, 2007.
.................................................................................
12.     Type of Reporting Person:

        CO
.................................................................................


/1/ This amount consists of 7,834,536 shares of the Issuer's Common Stock, and 100,000 shares of the Issuer's Common Stock underlying certain warrants that are deemed to be beneficially owned by the Reporting Person, as described in Item 4(a).

                                  SCHEDULE 13G

CUSIP No.: 92672P108                                           Page 3 of 9 Pages

.................................................................................
1.      Names of Reporting Persons.

        MARK D. LERNER

        I.R.S. Identification Nos. of above persons (entities only):
.................................................................................
2.      Check the Appropriate Box if a Member of a Group

        (a) [ ]

        (b) [ ]
.................................................................................
3.      SEC Use Only
.................................................................................
4.      Citizenship or Place of Organization         United States of America
.................................................................................

Number of             5.        Sole Voting Power           0
Shares               ...........................................................
Beneficially          6.        Shared Voting Power         7,934,536 /1/
Owned by Each        ...........................................................
Reporting             7.        Sole Dispositive Power      0
Person With          ...........................................................
                      8.        Shared Dispositive Power    7,934,536 /1/
.................................................................................
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        7,934,536 /1/
.................................................................................
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [  ]
.................................................................................
11.     Percent of Class Represented by Amount in Row (9)

        8.1% based on 98,327,869 Shares outstanding as of October 19, 2007.
.................................................................................
12.     Type of Reporting Person:

        HC; IA
.................................................................................


/1/ This amount consists of 7,834,536 shares of the Issuer's Common Stock, and 100,000 shares of the Issuer's Common Stock underlying certain warrants that are deemed to be beneficially owned by the Reporting Person, as described in Item 4(a).

                                  SCHEDULE 13G

CUSIP No.: 92672P108                                           Page 4 of 9 Pages

.................................................................................
1.      Names of Reporting Persons.

        TRACI J. LERNER

        I.R.S. Identification Nos. of above persons (entities only):
.................................................................................
2.      Check the Appropriate Box if a Member of a Group

        (a) [ ]

        (b) [ ]
.................................................................................
3.      SEC Use Only
.................................................................................
4.      Citizenship or Place of Organization         United States of America
.................................................................................

Number of             5.        Sole Voting Power           0
Shares               ...........................................................
Beneficially          6.        Shared Voting Power         7,934,536 /1/
Owned by Each        ...........................................................
Reporting             7.        Sole Dispositive Power      0
Person With          ...........................................................
                      8.        Shared Dispositive Power    7,934,536 /1/
.................................................................................
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        7,934,536 /1/
.................................................................................
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [  ]
.................................................................................
11.     Percent of Class Represented by Amount in Row (9)

        8.1% based on 98,327,869 Shares outstanding as of October 19, 2007.
.................................................................................
12.     Type of Reporting Person:

        HC; IA
.................................................................................


/1/ This amount consists of 7,834,536 shares of the Issuer's Common Stock, and 100,000 shares of the Issuer's Common Stock underlying certain warrants that are deemed to be beneficially owned by the Reporting Person, as described in Item 4(a).

                                                               Page 5 of 9 Pages

Item 1(a).        Name of Issuer:

                  Viewpoint Corporation (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  498 Seventh Avenue, Suite 1810, New York, NY 10018

Item 2(a).        Name of Person Filing

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Chesapeake Partners Management Co., Inc. ("CPMC");

                  ii) Mark D. Lerner ("Mr. Lerner"); and

                  iii) Traci J. Lerner ("Ms. Lerner").

                  This Statement relates to Shares (as defined herein) held for the accounts of each of Chesapeake Partners Limited Partnership, a Maryland limited partnership ("CPLP"); and Chesapeake Partners International Ltd., a Cayman Islands exempted company ("CPINTL"). CPMC serves as investment manager to each of CPLP and CPINTL. CPMC also serves as the General Partner of CPLP. Mr. Lerner and Ms. Lerner are officers of CPMC. In such capacities, each of CPMC, Mr. Lerner and Ms. Lerner may be deemed to have voting and dispositive power over the Shares held for each of CPLP and CPINTL.

Item 2(b).        Address of Principal Business Office or, if None, Residence

                  The address of the principal business office of each of CPMC, Mr. Lerner and Ms. Lerner is 2800 Quarry Lake Drive, Suite 300, Baltimore, MD 21209.

Item 2(c).        Citizenship

                  i) CPMC is a Maryland corporation;

                  ii) Mr.  Lerner is a citizen of the United  States of America;
                  and

                  iii) Ms. Lerner is a citizen of the United States of America.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.001 par value per share (the "Shares").

Item 2(e).        CUSIP Number:

                  92672P108

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

                                                               Page 6 of 9 Pages

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of October 26, 2007, each of CPMC, Mr. Lerner and Ms. Lerner may be deemed to be the beneficial owner of 7,934,536 Shares. This amount consists of (A) 3,943,879 Shares held for the account of CPLP, which includes 50,000 Shares underlying certain warrants, and (B) 3,990,657 Shares held for the account of CPINTL which includes 50,000 Shares underlying certain warrants.

Item 4(b)         Percent of Class:

                  The number of Shares of which the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 8.1% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed current report on Form 8-K, there were approximately 98,327,869 shares outstanding as of October 19, 2007).

Item 4(c)         Number of Shares of which such person has:

CPMC, Mr. Lerner and Ms. Lerner:
--------------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          7,934,536

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             7,934,536

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  See disclosure in Item 2 hereof.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 9 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2007                  CHESAPEAKE PARTNERS MANAGEMENT CO., INC.


                                        By: /s/ Mark D. Lerner
                                            -------------------------
                                        Name:  Mark D. Lerner
                                        Title: Vice President


Date: October 29, 2007                  MARK D. LERNER


                                        /s/ Mark D. Lerner
                                        ----------------------------


Date: October 29, 2007                  TRACI J. LERNER


                                        /s/ Traci J. Lerner
                                        ----------------------------

                                                               Page 8 of 9 Pages

                                  EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A      Joint Filing Agreement, dated October 29, 2007 by and among
       Chesapeake Partners Management Co., Inc., Mark D. Lerner and
       Traci J. Lerner ................................................        9

                                                               Page 9 of 9 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Viewpoint Corporation dated as of October 29, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: October 29, 2007                  CHESAPEAKE PARTNERS MANAGEMENT CO., INC.


                                        By: /s/ Mark D. Lerner
                                            -----------------------
                                        Name:  Mark D. Lerner
                                        Title: Vice President


Date: October 29, 2007                  MARK D. LERNER


                                        /s/ Mark D. Lerner
                                        ---------------------------


Date: October 29, 2007                  TRACI J. LERNER


                                        /s/ Traci J. Lerner
                                        ----------------------------